

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

*via U.S. mail and facsimile to (330) 220-6006*

Mr. Robert L. Matejka, Senior Vice President and Chief Financial Officer
RPM International Inc.
P.O. Box 777
2628 Pearl Road
Medina, Ohio

      **RE:**    **RPM International Inc.**
              **Form 10-K for the fiscal year ended May 31, 2010**
              **File No. 1-14187**

Dear Mr. Matejka:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Terence O'Brien
              Branch Chief